

April 30, 2020

Jianmin Zhang
Chief Executive Officer
Fovea Jewelry Holdings Ltd.
30 N. Gould Street, Suite 2984
Sheridan, Wyoming 82801

> **Re: Fovea Jewelry Holdings Ltd.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 23, 2020**
> **File No. 000-56156**

Dear Mr. Zhang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to our comment, we may have additional comments.

Amendment No. 1 to Form 10 filed April 23, 2020

Overview , page 4

1. We note that in response to our prior comment 2 you have added disclosure stating that you do not currently hold any inventory. However, thoughout the registration statement you discuss your inventory, including the risk factor on page 8 regarding the value of your inventory. We also note that in your MD&A discussion you disclose the impact of COVID-19 on your operations, including your third party vendors, third party distributors and product supply. Please revise the disclosure of your business throughout the registration statement, as appropriate, to clarify whether you hold inventory, how you fill orders, and your relationship or dependence upon third party vendors and distributors.

Jianmin Zhang
Fovea Jewelry Holdings Ltd.
April 30, 2020
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes, Staff Accountant at 202-551-3304 or Bill Thompson, Accounting Branch Chief at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal Branch Chief at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services